SIGMA LITHIUM COMMENCES TRADING
ON AUSTRALIAN SECURITIES EXCHANGE,
EXPANDS GLOBAL CAPITAL MARKETS PRESENCE

HIGHLIGHTS

•	Sigma Lithium announces the approval of the listing by the Australian Securities Exchange (“ASX”) as a Foreign Exempt Issuer.
o	The official quotation of Sigma Lithium on ASX commenced at 12:00 p.m. (AEST) on Sept. 4, 2026, under the ticker symbol “SAU” (ASX: SAU).
•	The Australian listing broadens Sigma Lithium's access to one of the world's most established capital markets for lithium and battery materials.
o	The ASX has a long history as a platform for vertically integrated industrial-mineral lithium producers, global peers of Sigma Lithium.
•	The Company has grown a substantial investor base in the Asia Pacific region, and this strategy is expected to broaden Sigma Lithium’s exposure among investors in these markets.
o	ASX has a deep and liquid pool of sophisticated investors with a strong understanding of the Company’s business, who are limited or restricted to only ASX-listed issuers.
•	Sigma Lithium successful listing process in Australia can be attributed to:
o	The Company’s strong corporate governance throughout 8-years as a publicly traded company.
o	A track record of strict compliance with all applicable laws and regulations.
o	Management of successful delivery of operational excellence.

Toronto, September 4, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX:SAU) (TSX-V:SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial lithium oxide concentrate in the Americas¹ and dedicated to supply global producers of batteries for energy security with sustainable and traceable lithium materials, announces that the Australian Securities Exchange (“ASX”) approved Sigma Lithium’s listing on the ASX, broadening its access to one of the world’s most established capital markets for lithium industrial-mineral producers. Achieving the ASX listing is a milestone in the Company’s global expansion across capital markets.

The ASX provides Sigma Lithium with greater access to an investor base that has a strong understanding of the mining business and a deep expertise in vertically integrated industrial lithium producers supplying the growing demand driven by electrification across Asia Pacific, a key pillar of energy security in the region.

Australian capital markets have a deep and liquid pool of sophisticated investors and market participants who are limited or restricted to only ASX-listed issuers. Australia represents a natural extension of the Company’s global investor strategy: Sigma Lithium runs the world’s fifth largest industrial-mineral lithium production complex, and it is the largest producer of industrial lithium oxide in the Americas¹. The Company’s global peers are listed in Australia.

Sigma Lithium was admitted to the official list of the ASX, as an ASX Foreign Exempt Listing, on Sept. 4, 2026:

•	The official quotation of Sigma Lithium CHESS Depositary Interests (“CDIs”) commenced at 12:00 p.m. (AEST) on Sept. 4, 2026, under the ticker symbol “SAU” (ASX: SAU).
•	Each CDI represents one fully paid share of common stock (1:1 ratio) of Sigma Lithium over foreign exempt Nasdaq-quoted securities, allowing local institutional investors seamless cross-border clearing. Sigma Lithium’s common shares will continue trading on both Nasdaq (dual-primary listing) and TSXv.

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•	Sigma Lithium has grown a substantial investor base in the Asia Pacific region and this strategy is expected to broaden its exposure within these markets.

Sigma Lithium’s Co-Chair and CEO, Ana Cabral, said “We are honored to join the ASX family of Australian mining companies. Australia is a natural next step in Sigma Lithium’s global capital markets journey, as it is a country that is proud of its world class mining companies. Australia is home to one of the world’s most sophisticated investor communities for lithium and critical minerals and therefore provides an important platform to broaden our global shareholder base. With an existing capital markets presence in the United States, Canada and Brazil, Sigma Lithium’s expansion into Australia further strengthens the Company’s global profile and broadens access to investors in a key global capital market that is the epicenter of producers industrializing lithium in a manner that is fully integrated with mining.”

“As we continue to grow our operations, we are expanding the global investor base that can participate in that growth. This milestone reinforces the international dimension of Sigma Lithium and our long-term commitment to operational excellence, sustainability and shared prosperity in Brazil.”

Sigma Lithium is focused on increasing production, enhancing operational efficiency and executing its long-term growth strategy, while maintaining its commitment to environmental sustainability and generating lasting shared prosperity in the communities surrounding its operations. This milestone is achieved as Sigma Lithium continues to advance the growth of its operations at Grota do Cirilo, in Brazil’s Jequitinhonha Valley.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, ASX:SAU, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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